Exhibit 99.3

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

(D-MARKET ELECTRONIC SERVICES AND TRADING)

EXPLANATORY NOTES ON THE AGENDA AND

INFORMATION ABOUT THE ANNUAL GENERAL

ASSEMBLY OF THE SHAREHOLDERS OF D-MARKET FOR THE YEAR 2025

TO BE HELD ON OCTOBER 30, 2026

Shareholders in D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) are invited to attend the Annual General Assembly Meeting of Shareholders (the “General Assembly”) for, and with respect to, the financial year 2025, to be held on October 30, 2026, at 11.00 (local time) at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi No:12 Trump Towers Tower No:2 Floor:2 Şişli/İstanbul, the Republic of Türkiye.

Agenda of the General Assembly and Other Information

1.	Opening of the General Assembly and election of the General Assembly Chairmanship

The Company’s shareholders attending the General Assembly shall vote to elect the General Assembly Chairmanship as set forth by the Regulation on the Principles and Procedures for General Assembly Meetings of Joint Stock Companies and the Representatives of the Ministry Attending Such Meetings (the “Regulation”) issued under the Turkish Commercial Code No: 6102 (the “TCC”), as well as Articles of Association and the Internal Directive on the Working Principles of the General Assembly of the Company. Once the General Assembly Chairman is elected by the Company’s shareholders, the Chairman shall appoint the Minutes Clerk and Vote Collector.

2.	Authorization of the General Assembly Chairmanship to sign the minutes of the General Assembly

The Company’s shareholders attending the General Assembly shall vote to authorize the General Assembly Chairmanship to sign the minutes of the General Assembly.

3.	Reading and discussion of the Annual Activity Report prepared by the Board of Directors of the Company (the “Board of Directors”) for the financial year 2025 and reading of the independent auditor’s report, as stipulated in the Regulation

In accordance with the provisions of the TCC, the Company’s shareholders may obtain the Company’s Annual Activity Report prepared by the Board of Directors, from the Company’s headquarters free of charge or download it from the Company’s investor relations website, (accessible from the link: https://investors.hepsiburada.com) at least 15 days before the General Assembly. Additionally, the Company’s shareholders may obtain a copy of the independent auditor’s report prepared by DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi (“Deloitte”) from the Company’s headquarters free of charge or from https://investors.hepsiburada.com website at least 15 days before the General Assembly. There are no issues to be voted on.

4.	Reading, discussion, and approval of the financial statements for the financial year 2025 accounting period, as specified in the Regulation

According to the Company’s Articles of Association, the Company’s accounting period starts on the first day of January and ends on the last day of December. Within this framework, the financial statements of the Company for the period between January 1, 2025 and December 31, 2025 shall be read and submitted for the approval of the Company’s shareholders attending the General Assembly. The Company’s shareholders may obtain these documents from the Company’s headquarters free of charge or from https://investors.hepsiburada.com website at least 15 days before the General Assembly.

5.	Release of the members of the Board of Directors from liability for all of their respective business, transactions and activities, if any, for the financial year 2025, as specified in the Regulation

As per the provisions of the TCC and the Regulation, release of the members of the Board of Directors from liability for their business, transactions and activities in connection with their service on the Board of Directors for the 2025 financial year shall be submitted for the approval of the Company’s shareholders attending the General Assembly.

6.	Decision on the Company’s profit, the use of the profit and the dividend distribution amount, if any, as specified in the Regulation for the 2025 accounting period

There is no distributable profit for the period based on the financial statements of the Company prepared as of December 31, 2025. Therefore, the proposal not to distribute any dividends for the 2025 accounting period shall be discussed and submitted to the approval of the Company’s shareholders attending the General Assembly.

7.	Decision on the salary, honorarium, bonus, and premium to be paid to the members of the Board of Directors in their capacity as such and, as applicable, in their capacity as members of committees of the Board of Directors for the year 2026 under Article 394 of the TCC and the Regulation

The shareholders shall discuss and vote to approve the Board of Directors’ proposal that the following salary, honorarium, bonus, and premium for the year 2026, (same as the previous financial year), be paid to the independent members of the Board of Directors in accordance with the Article 394 of the TCC, due to their membership of the Board of Directors, and committees*, until such time in future that the General Assembly may decide otherwise:

•	100,000 USD annual gross payment to independent Board members,

•	20,000 USD annual gross payment to independent chairpersons of the committees per each committee that such person is presiding,

•	10,000 USD annual gross payment to the other independent members of the committees per each committee that such person is a member of.

8.	Election of the members of the Board of Directors and determination of their terms of office

The Company’s shareholders shall vote on the election of Messrs. Mikheil Lomtadze, Yuri Didenko, Tengiz Mosidze, Pavel Mironov and Sandro Berdzenishvili as members of the Board of Directors, as well as Messrs. Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Stefan Gross-Selbeck as independent members of the Board of Directors for a term of three years, until October 30, 2029; and consequently, for the Board of Directors to consist of eight members.

9.	Appointment of the independent auditor for the 2026 accounting period, as specified in the Regulation

The Company’s shareholders attending the General Assembly shall vote on the appointment of Deloitte as the independent auditor for the financial year 2026 accounts, as per the proposal of the Board of Directors and Audit Committee.

*Committees: Audit Committee, Corporate Governance Committee and Early Detection of Risk Committee.

10.	Authorization of the members of the Board of Directors for the commercial activities and transactions referred to in Articles 395 and 396 of the TCC

Article 395 of the TCC titled “Prohibition of Carrying Out Transactions with the Company, Borrowing Money from the Company” states that members of the board of directors of a company may not carry out any transactions with the company on their own behalf or on behalf of others without obtaining authorisation from the general assembly of shareholders of such company. It further stipulates that members of the board of directors who are not shareholders of the company and relatives of the members of the board of directors who are not shareholders of the company as listed in Article 393 may not borrow cash from the company and that the company cannot provide sureties, guarantees and collaterals in favour of these persons, cannot assume responsibility on their behalf, and cannot take over their debts.

In accordance with Article 396 of the TCC entitled “Prohibition on Competing”, which states empowerment of members of the board of directors, in connection with carrying out an activity which is a commercial transaction falling under the scope of the company’s business either on their own or on a third party's account as well as becoming a partner with unlimited liability at a company that is engaged in the same type of commercial transactions, is required and, board members may engage in transactions described in Article 396 only with the approval of the majority of the company’s shareholders attending the general assembly.

In line with these provisions, such authorizations for the members of the Board of Directors’ for 2026 shall be submitted to the consent of the Company’s shareholders attending the General Assembly.

11.	Submitting the amendment of Article 11 titled “Board of Directors Meetings and Resolution Quorum” of the Articles of Association of the Company to the approval of the General Assembly in accordance with the attached draft amendment text

The proposed amendment enables, but does not require, the Board of Directors’ meetings to be held, and Board of Directors’ resolutions to be adopted and signed with a secure electronic signature, through the Electronic Board of Directors System (“EYKS”). It also enables Board of Directors’ members to participate in meetings, submit opinions and proposals, and cast votes through the EYKS.

The proposed amendment to the Articles of Association are attached to this Explanatory Note in a comparative form.

The proposed amendment shall be discussed and submitted to the approval of the Company’s shareholders attending the General Assembly.

12.	Determination of the upper limit for the aid and donations to be made until the next Ordinary General Assembly of the Company as 2 per thousands of the total net assets of the Company and approval of the authorization of the Board of Directors’ within this context

The upper limit of 0.2 per cent of the total net assets of the Company for the aid and donations to be made by the Company in 2026 (which is the same as the previous year), until such time the general assembly of shareholders may decide otherwise, shall be submitted to the approval of the Company’s shareholders attending the General Assembly.

13.	Closing of the meeting

There are no issues to be voted on under Item 3 and 13 of the General Assembly Agenda.

Annex 1: D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi Draft Amendment to the Articles of Association

Annex-1: AMENDMENT TEXT / FORMER TEXT:

Article 11- Board of Directors Meetings and Resolution Quorum

Meetings of the Board of Directors shall be held at the place and time determined by the Board of Directors at the head office or the Company or any place inside or outside Turkey.

Provisions of the Turkish Commercial Code shall apply to meeting and decision quorums in meetings of the board of directors.

As per provisions of the Turkish Commercial Code, if one of the members does not request a discussion, the board of directors may pass a resolution, provided that written consents or signatures of the sufficient number of board members envisaged in the Turkish Commercial Code and these articles of association are obtained in relation to the proposal of a board member written in the form of a resolution. As a validity condition of the resolution, the same proposal must be made to all Board members. Approvals do not have to be on the same sheet; however all of the sheets bearing the approval signatures must be affixed in the resolution book of the Board of Directors in order for the resolution to be valid.

Persons who are entitled to attend the board meetings of the Company may also participate in such meetings in electronic environment in accordance with article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Communiqué on Assemblies to be Held in Electronic Environment in Commercial Companies Except for Company General Assemblies (the “Communiqué”), the Company may establish an electronic general assembly system that will allow the shareholders to attend the general assembly meetings, express their opinions, make suggestions and vote on electronic environment or purchase services from the systems established for this purpose. At all meetings to be held, it shall be ensured that the beneficiaries can exercise their rights specified in the provisions of the relevant legislation within the framework of the aforementioned Communiqué through the system established in accordance with this provision of the articles of association or the system from which support services shall be obtained. Board meetings may not only be conducted entirely in electronic environment but may also be conducted through participation of some members in electronic environment to a meeting where some members are physically present. In such cases, provisions of the company’s articles of association regarding meeting and decisions quorums shall apply.

Annex-1: AMENDMENT TEXT/ NEW TEXT:

Article 11- Board of Directors Meetings and Resolution Quorum

Meetings of the Board of Directors shall be held at the place and time determined by the Board of Directors at the head office or the Company or any place inside or outside Turkey.

Provisions of the Turkish Commercial Code shall apply to meeting and decision quorums in meetings of the Board of Directors.

As per provisions of the Turkish Commercial Code, if one of the members does not request a discussion, the Board of Directors may pass a resolution, provided that written consents or signatures of the sufficient number of Board of Directors members envisaged in the Turkish Commercial Code and these articles of association are obtained in relation to the proposal of a Board of Directors member written in the form of a resolution. As a validity condition of the resolution, the same proposal must be made to all Board of Directors members. Approvals do not have to be on the same sheet; however, all of the sheets bearing the approval signatures must be affixed to the resolution book of the Board of Directors in order for the resolution to be valid.

Persons who are entitled to attend Board of Directors meetings of the Company may also participate in such meetings in electronic environment in accordance with Article 1527 of the Turkish Commercial Code. In accordance with the provisions of the Communiqué on Assemblies to be Held in Electronic Environment in Commercial Companies Other than Company General Assemblies (the “Communiqué”), the Company may establish an Electronic Meeting System that will allow the persons entitled to attend such meetings, to use their rights provided by the Communiqué and vote on electronic environment or purchase services from the systems established for this purpose. The Board of Directors meetings may be conducted entirely in electronic environment or may also be conducted through participation of some members in electronic environment to a meeting where some other members are physically present. In such cases, provisions of the Company’s articles of association regarding meeting and decision quorum shall apply. Meetings of the Board of Directors may be held through the Electronic Board of Directors System (“EYKS”), and resolutions of the Board of Directors may be adopted through EYKS and signed with a secure electronic signature. Members of the Board of Directors may, within the scope of transactions carried out through EYKS, participate in meetings, submit their opinions and proposals, cast their votes, and sign resolutions of the Board of Directors with a secure electronic signature. Transactions carried out through EYKS shall be subject to the provisions regarding procedures, meeting quorum and decision quorum set forth under the Turkish Commercial Code, the applicable legislation and these articles of association.

Composition, duties and working principles of committees that the Board of Directors is obliged to establish under the Turkish Commercial Code and the relevant legislation as well as such committees’ relationships with the Board shall be governed by the provisions of the relevant legislation.	Composition, duties and working principles of committees that the Board of Directors is obliged to establish under the Turkish Commercial Code and the relevant legislation as well as such committees’ relations with the Board of Directors shall be governed by the provisions of the relevant legislation.

4